Filed by Lifezone Metals Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GoGreen Investments Corporation

Commission File No. 001-40941

The following is a transcript of a podcast recording by Veriten Podcast that was made available to the public. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. Lifezone Metals Limited (“Lifezone”) believes that none of these are material.

Episode Transcription

Maynard Holt

For our C.O.B.T. friends. It’s Maynard, Mike and Todd. We’re really excited today about having a good friend and someone who can really educate us all on what’s going on in the energy transition world. I’m talking about John Dowd is the CEO of GoGreen Investments. You may know that John and his team recently announced an acquisition of Lifezone.

Maynard Holt

Lifezone has a nickel sulfide mining operation in Tanzania. They’ve got some unique technology, and John will put all of this in the context of his very long energy experience. Many of you remember John was at Fidelity for 14 years. He was one of the heads of their investing effort. He was a highly acclaimed investor. Before that, he was at Sanford Bernstein.

Maynard Holt

So John’s been doing energy for 30 plus years. And I just think it’s going to be fascinating to learn about your experience. John. Finding Lifezone. What you’re thinking about now with the company and how you see this fitting into this great big energy transition we’re all living through. So welcome. It’s great to have you.

John Dowd

Thank you. Thank you. Maynard. Thank you, Michael. Thank you, Jeff. It’s been a journey, you know, 30 years, 30 years of investing and analyzing energy has definitely been an experience.

Maynard Holt

Well, there’s a great stat in in some of your materials that you did. 10,000 energy company meetings at Fidelity. Yes. That’s a lot.

John Dowd

It’s a lot of meetings.

Maynard Holt

That’s a lot.

John Dowd

But there’s nothing like it, right? You get the joy of the honor. The joy and the privilege of working at Fidelity was definitely the access to people and the access to information. I will never I’ll never forget it. I will always appreciate it.

Maynard Holt

Well, we had the in our prior lives. We had some good meetings with you. Remember those sessions finally. So. Well, Mike, as we prepared to visit with John about everything he has going on, what would you tell all of us about the markets, the news, just anything that’s on your mind?

Mike Bradley

Well, I mean, John’s firm is GoGreen, but the market is go red today. Apparently, the market’s down about 700 points on the Dow. And the reason it’s down 700 points is because yields keep rising. You know, we’ve talked about this for the last couple of weeks, that the ten year has been has gone from around 340.

Mike Bradley

It’s up around 395 now, about 25 basis up since last week. And the reason it went up last week is, you know, higher than expected CPI and retail sales. And so we’re trying to push through 4% here. And so essentially Treasury yields going up. It’s just been a tailwind for the market. You know, when it was going down and now it’s basically, you know, it’s in its phase.

Mike Bradley

So that’s where we are right now, I’d say from the standpoint of commodities. Crude oil is down about, you know, three bucks over the last week. It’s down again today. The real the real commodity news, obviously, is natural gas has just gotten crushed. Year to date, it’s got crushed over the last year. We’re down again this week.

Mike Bradley

We got down to below 210 an M on prompt gas. We’re below $3 an m on the 12 month strip. And the reason that’s important is that when you start getting below $3 and m on the 12 month strip, you start bumping up against basically cash break even for a lot of players. And so what we saw last week with com stock dropping a couple rigs, we’re expecting that when we see earnings come out this week, we’ve got roughly 20 employees are more reporting this week and it’s all the way from the largest cap company to small cap in base and different commodities.

Mike Bradley

We’re going to see probably natural gas guys come out there and say that they’re dropping rigs. And so that will be a net positive for the commodity. Probably not going to move. It probably limits the downside. And also today, we saw basically news on Freeport LNG for potentially giving them permission to restart their facilities in a couple of weeks.

Mike Bradley

And so, you know, that’s maybe two days a day coming back to the market. We don’t know whether that’s going to be next two weeks, three weeks, four weeks, five weeks. The point is, I think that’s probably the callous and maybe put, you know, some downside into natural gas at this point in time. And so, you know, the one last thing and I’ll leave you as you know, as I said, we’ve have probably 20 to 25 employees reporting in this week up to this point, the last 12 months, it’s been really important to kind of lay out your return of capital plans, you know, be it variable days, raising base dividends and stock buybacks.

Mike Bradley

That’s still going to be important. But what’s going to be really important when gas prices down and with crude prices down is strict capital discipline. You’ve been able to raise CapEx in the cycle because commodity prices kept going up, free cash flow is going up. The opposite happened right now. And so we expect all these calls are going to really focus a lot on strict capital discipline.

Mike Bradley

We’re going to expect natural gas amps are probably going to be lowering CapEx, lowering recount, and I think that’s going to be received well. So that’s kind of what we’re looking for this week in the markets.

Maynard Holt

Okay, that’s great. You know, John, as Mike was going through all that we mentioned in upfront, your career in energy is extensive. And now here in this chapter of your life, you’re you know, you’re thinking about transition minerals, you’re thinking about the next ten, 20, 30 years. You’ve seen it all this thinking about where it where to jump in.

Maynard Holt

Are you are you glad you’re not sitting around thinking about oil and gas prices as much as you used to have to? Or where’s your head at now?

John Dowd

It’s definitely changed right. I’m not I’m not focused on the quarterly earnings of every company out there. We are living during a period of broad energy shortage. Right. I don’t think I don’t think we can look at this and say there’s an oil shortage or a coal shortage or a refining shortage. There used to be a natural gas shortage a year ago.

John Dowd

There’s a minerals shortage. It is all tied together. Right. I mean, fundamentally, what we’ve seen is this this desire, this societal desire to clean up the environment is causing has caused energy companies to restrain investment, focus on free cash flow generation. I don’t know whether there there’s been a theme in the quarter so far in terms of missing numbers, beating numbers, but it’s all part of the bigger issue.

John Dowd

It’s all part of the bigger energy challenge that we have. And I think broadly speaking, energy continues to get short shrift in the public eye. You know, we’re in Houston right now. It doesn’t in Houston, but if you go up to the northeast, I think the there’s a there’s not everybody is as plugged in as they are in Houston in terms of the challenges of providing the world with energy and what is required to do it.

John Dowd

That hasn’t changed.

Maynard Holt

So your career, you decided to form a SPAC and to get involved and to go create a company. Maybe tell us a little bit about and that was a couple of years ago, but tell us a little bit about how you thought about what part of the value chain you should go into where you were shopping and why, just what your is.

Maynard Holt

I think we’re always trying to do, for lack of a better description, intellectually honest energy transformation. And that’s you wrote the book on that. So how did you sort through all the flavors and start zeroing in on a certain areas?

John Dowd

I looked at it. I looked at it from a business point of view, right? I mean, it’s called GoGreen. It’s an intentional double entendre. GoGreen in terms of help private companies fund clean energy solutions. It’s also GoGreen because I did spend 14 years staring at a Bloomberg. I want all my stocks to be green, right?

John Dowd

Like, this is not a green day. We put we in general want all of our investments to be green. Robert Friedland told me if it’s not profitable, it’s not sustainable. That’s true. But fundamentally, that is true. So what has changed and what led us in this direction? It is very popular. It is very popular to raise money to fund battery plants and electric vehicles.

John Dowd

I think I saw a statistic somewhere that Wall Street has raised over $100 billion for electric vehicles and for batteries. But capital spending by the mining industry is 30 to 40% below its prior cycle peak. So we have a massive mismatch in the supply chain. It reminds me of oil and call it 2003. So you remember 2003, right, Like it was yesterday and it was the story at the time was Chinese oil demand.

John Dowd

Chinese oil demand was taking off and everybody agreed that the demand for Chinese oil was just going to march up and up and up. And this was before shale. There was no elasticity of supply, but oil had already rallied. It was already $22. And so the consensus thought at the time was, this is done, crude oil is doubled.

John Dowd

Yes, everybody knows Chinese oil demand is going up and everybody knows there’s no elasticity of supply. But it’s already in the market. We did that again a couple of years ago in the refining sector. You remember when we were growing production in the Permian Basin like crazy, but we weren’t growing takeaway capacity and it was straightforward. It was it was actually a consensus that we were going to grow production in the Permian a million barrels a day.

John Dowd

And it was consensus that we weren’t building the takeaway capacity anywhere near that. And there was a massive opportunity in the Mid-Continent refiners because of that supply and demand mismatch. I think we’re seeing the same thing in clean metals now. Metals you can grow supply of metals, clean metals far more difficult, environmentally responsible metals far more difficult. So broadly speaking, we’re going to see demand for battery metals double over the next decade.

John Dowd

Do we have enough clean, responsibly sourced supply to meet that? Everybody agrees that we’re growing battery demand 20% per year. Everybody can do the math and see what that will do to demand for battery metals. And everybody agrees that we are under-investing in mine supply. I think Bloomberg New Energy said something like 350 new mines need to come on over the next decade to fund the fuel to supply, to act as the supply chain for this this transformation.

John Dowd

At the end of the day, the ESG rules that are driving demand for batteries are also curtailing supply of battery minerals. And that’s the fundamental challenge of this time.

Maynard Holt

So when you think of it this way, where you sort of looking at the way the world is developing, think thinking about it like almost a choke point. And then in your instance, it’s almost like you’re thinking about a double choke point, because the first choke point is we don’t have enough minerals to do all this stuff. But then the double choke point is we definitely don’t have enough minerals done in a, quote, green way to end.

Maynard Holt

And I guess your key observation is ESG doesn’t just stay in a certain part of the supply chain over time. The good news is that it spreads over the entire thing and every process gets looked at, and that’ll be helpful to.

John Dowd

Right. So when we started GoGreen, we didn’t start GoGreen with the idea of finding a clean nickel company to take public. We intentionally put together a team of six people with complementary skill sets to from the clean energy industry to from the traditional industry to from finance. The idea being spread about, you know, develop a group of people with a broad network, develop a group of people who as a team can do diligence on different companies very, very quickly.

John Dowd

My anticipation we have the SO because Anand is on our team, he’s the former CEO of GE’s America’s onshore wind turbine business. So literally one of the largest clean energy companies in the country. And he was CEO when we were starting this company. I thought maybe we do something in that space. Maybe there’s a company I’d never heard of that is that is transforming the wind turbine space or the solar space or a new way of manufacturing this.

John Dowd

But we were we launched this company about a year and a half ago. And at that time, virtually every clean energy company was missing numbers because of the supply chain issues. It was the first time in my career that inflation and supply chain were just linked at the hip. Those two words, it wasn’t strictly a monetary issue.

John Dowd

Inflation was lack of investment in core sections of the economy that were leading to supply chain constraints for virtually every company in the energy transition space.

Maynard Holt

So you the SPAC was put in place kind of into 21. Yeah, right. And so that was, I think roughly towards the end of the SPAC, all the SPACs getting created. Was there a part of you that was thinking, Oh geez, the landscape may be picked over or, you know, how did you, how did you think about competing with other SPACs and what they were looking for versus what you were looking for?

John Dowd

So the majority of companies that have gone public by a SPAC are pure technology companies with a hockey stick revenue stream and aspirations to cash flow years down the road. And no clear valuation support.

John Dowd

That’s not what I’ve done for 30 years. What I’ve done for 30 years is never analysis, cost position. Where are you on the cost position? What are your you know, what are your competitive barriers? It’s been more fundamentally driven, less growth. So the majority of SPACs out there have been in the in the technology space, in the aspirational technology space.

John Dowd

Now, when interest rates are zero, those have high valuations, which was two years ago. And when interest rates go up, those high, those long duration companies get crushed in the financial markets, which is basically what we’ve seen. We deliberately wanted to go public with something that had a very real hard asset value support. It’s one of the reasons I like this deal is it’s not just the technology.

John Dowd

It’s also the largest, highest grade, undeveloped nickel sulfide project in the world that has already had the largest mining company in the world, invest $90 million into the project. We’re buying it in line with that last private market valuation. So, you know, the expertise of most people in the SPAC space has been growth technology, information technology, software.

John Dowd

You haven’t seen a lot of natural resource companies go public by a SPAC. On average, they’ve been more successful. I don’t know that that’s causality or just correlation, I think. I think it’s been more the market in a market of rising interest rates. I think something with a hard asset, tangible value is going to be able to hold its value better than something in the growth stock.

Maynard Holt

So, John, as you think is this is something that certainly comes up as you think about the world needs more nickel, lithium, cobalt, you know, copper, all of these all these components, I guess, you know, we all wonder about doing more of it in the US. We all wonder about all the places we’ll have to go to find it.

Maynard Holt

Like, how did you take from that trend? How did you go from that trend to basically Tanzania? Yeah, how did you sort through it? Because I think we all have this feeling the world is minerals short, the world is overestimating its ability to do all this stuff without more mining. And how did you then take it from there to it?

John Dowd

I mean, it’s definitely a balance of issues. I mean, this project in particular is one of the largest, highest grade undeveloped nickel sulfide projects. And nickel sulfide is just an order of magnitude better for the environment than nickel Laterite basically two different sources of nickel in the world.

Maynard Holt

Would you mind just for our audience, talk about laterite and sulfide.

John Dowd

So nickel, nickel in nature occurs either component combined with sulfur, nickel sulfide or oxygen nickel laterite Typically the sulfides are deeper underground and they haven’t been exposed to oxygen and water in deteriorated. The latter sites are closer to the surface, more diffuse lower grade. The important the really important difference from an environmental point of view is that if you take a nickel sulfide, grind it up and put it in water, it floats.

John Dowd

So your first step in the process is grinding it up and floating a nickel sulfide concentrate that is 20% nickel. That means that for every tonne of nickel you have to smelt five tonnes of nickel sulfide concentrate per nickel. Laterite Most of the latter rates in the world are about 1% concentrate and you have to smelt 100 tons of nickel laterite or to get one tonne of nickel.

John Dowd

So that’s the big difference from an environmental point of view. If you look at WoodMac has put together a good analysis of the CO2 footprint per tonne of nickel for every project in the world. The nickel sulfide projects are all at the lower end of the scale. Now this company we’re talking to has the nickel sulfide. It has the high grade.

John Dowd

It also has the processing technology which will take the emissions down a step further. But it’s I forgot I forgot the original question.

Maynard Holt

Well, the original question was kind of sorting through, thinking we need more of this stuff, and then how do you go find the right investment to be a part of that trend? But then I got us off on the cost.

John Dowd

It’s cost. I mean, you need to find you need to find the project that is at the low end of the global cost. So you need a big asset, you need to be a high grade asset and there aren’t that many high grade large nickel sulfide projects in the world. Nickel is not a big market. So when you do a scatterplot of size.

Maynard Holt

Zero and a nickel or where you open to other things, no.

John Dowd

We were open to other things. We looked at some graphite producers, we looked at some other we looked at some copper companies. We looked at all sorts of assets around the world. And it’s a combination of finding management that you trust and respect. It’s about finding the right valuation, it’s about finding alignment. I think. I think it’s very difficult in a SPAC to do a merger with a private with a company owned by a private equity shop.

John Dowd

The private equity shop’s job is to go for the highest valuation. I think that is at odds with a public market investor coming in and getting upside from there. So a whole lot of different issues. We met during the process. We met with about 70 different companies, private companies. We signed NDAs with over 30 companies and did deep due diligence and we signed we signed bids to try and buy, I think, four in total.

John Dowd

So this wasn’t the first thing we came across. We did a lot of different work and tried to get a deal done right. It’s not it’s not easy to get a deal done.

Maynard Holt

So we mentioned upfront your long history of looking at energy companies and energy investments. And I was thinking, you know, companies like Kosmos went public. It was a resource company offshore Ghana. There were a number of companies like that in the AMP space. Now you have a an asset and a technology company based in Tanzania. How did your historical training around owning assets, you know, in a discrete place in a single entity like how did you think through the viability of the entity and why it’s going to draw capital and why people are going to want to invest in it and the location and how that affects things.

Maynard Holt

Like you had a lot of training in this area.

John Dowd

So I think it comes down to is the local government aligned with you? Is there that alignment? You know, you come from the oil and gas business, nobody looks at Hess as a foreign oil company, but they were responsible for the largest discovery in Guyana, the largest discovery of oil in the past decade. And taking a I don’t know, 30 or $40 million investment and discovering $1,000,000,000,000 of oil in place.

John Dowd

Right. They’ve done a phenomenal job. But that company, while listed in the United States and while based in the United States, has exposure all around the world. I think the political risk there’s political risk everywhere you operate. We’ve seen that in the oil and gas business. You can’t just build an asset and assume everything’s going to be kosher for the foreseeable future.

John Dowd

We’ve seen one of the largest copper mines in the US shut down for environment, for social issues. I would say there’s obviously been challenges in the pipeline industry in the United States. So you need to have a government that is stable, you need to have a government that is aligned with you and you need to have that has to be in stone.

John Dowd

So in this case, that is in stone, I think it’s, you know what, I invest in a in a nickel project in the United States. Absolutely. Would I invest in a nickel project in Massachusetts? No. Right. I mean, you have to be you have to look at exactly where you’re talking about and what the what the political environment is, what the social environment is and what the alignment in this particular case, the project we’re looking at is, in Tanzania.

John Dowd

The company is based in Isle of Man, technically it operates out of the Isle of Man and it has offices in London and Perth. But the main operations are taking place in Tanzania. The Government of Tanzania owns a 16% interest in the project. They have a 6% royalty on the project. They have a 30% tax rate such that once investors get paid back, they have the right to have their cash flow from the project.

John Dowd

So this is when I met with the president of Tanzania. She asked me what can she do to make this project go faster? When we had when we had dinner with the ambassador from Tanzania, she told me, I summarized what I thought she was saying. I said, I’m going to summarize. I think basically what you’re saying is Tanzania is open for business.

John Dowd

And she corrected me. She said, John, I’m not implying that Tanzania is open for business. I’m stating clearly, Tanzania is open for business. That’s good. That’s a positive. You want that alignment. And this is a country that has, I think, 60 years of political stability, same ruling party throughout the entire time. The rule of law works there, the mining industry exists and functions there.

John Dowd

And this and there’s a special mining license that was written for this project.

Maynard Holt

I think from some of our research, it looks like the U.S. is also quite positive on Western companies. You know, sort of our competition with the Chinese, like there are some geopolitical dynamics where the US is being helpful in all this. And at some level.

John Dowd

I have been very encouraged by both the political support from Tanzania and the political support from the United States. So we were actually invited to attend the US-Africa Leaders’ Summit last December in order. And we went on to announce this deal at the at the Leaders’ Summit, which was a tremendous honor. I read the email from my mom.

John Dowd

I still have the email said on behalf of Joe Biden and on behalf of the Secretary of Commerce, we would like to invite you, John Dowd, to this US African Leaders Summit. I was surprised it was there that I met with the President of Tanzania. We have had conversations with people in the state Department and in the Department of Commerce.

John Dowd

There is they are definitely up to speed fully and impressively so on all aspects of the energy transition and what needs to happen in order to make this happen. They are as sharp as the sharpest people on Wall Street. They are trying to figure out how to secure battery minerals for US companies as quickly and as efficiently as possible.

John Dowd

The debate right now is the era and to what extent the IRA can how the implementation of the IRA will be implemented in order to help source the minerals all around the world. But it’s been you know, there’s definitely a geopolitical angle to this entire story. You know, I spent we started off and you were talking about free cash flow generation of the energy industries.

John Dowd

And I spent most of my most of the past decade telling energy companies that the business model of borrowing money to grow production, to push down oil prices was just broken. And that was my one liner. And it was pushing them towards free cash flow generation. I personally think we’ve taken it a little bit too far from a societal point of view.

John Dowd

Wall Street loves free cash flow and I fully understand why. But we definitely were in a situation where Wall Street, I think, is willing to fund investments needed to clean up a dirty industry. It is willing to fund investments needed to move the supply chain out of China. It is willing to fund anything that will remove constraints from the supply chain to the energy transition.

John Dowd

So while free cash flow has been the mantra on Wall Street for a good ten or 15 years, it’s there are places where it’s appropriate. Right now, society as a whole desperately wants to go out there and clean up the environment. It’s the right thing to do. It wants to invest in technologies that will lower the cost of doing this.

John Dowd

It wants to make sure that we are not, as a society, beholden to China. Not directly the same thing, but it’s analogous to the Russian stranglehold on the European economy with natural gas and I don’t know if you’re on the trip with me, but I was over visiting Gazprom about 15 years ago, and, you know, it was an eye opening trip, right?

John Dowd

You go to Gazprom and there’s a black Mercedes leaving from the parking lot every 5 minutes, very different than the rest of the cars in Moscow. And we go in and we have the meeting with them with all the with about 15 different people who are who are working at Gazprom. And then they give us a tour of the map room, the map room where they control all the pipelines that bring Gazprom, the Euros to Moscow, and then Moscow to Eastern Europe.

John Dowd

And there’s a general manager in the room, and he says, everybody asks us, he tells a joke. He says, everybody ask us, where’s the button? We used to shut off gas to Europe. There is no button. We use the phone. And he was the only one in the entire room that laughed. All the Americans who were there were just like kerfuffle, right?

John Dowd

Like lost. Like all of a sudden we understood Russian energy policy and European energy policy and the flaw in European energy policy in one joke. And it was crystal clear, I think what the world is living through right now is that same sort of existential threat to the supply chain of being too reliant on any one country. Europe lived through that experience with natural gas.

John Dowd

I don’t think anybody in the US wants to live through that experience. I’m on the supply chain for technologies that address climate change.

Mike Bradley

Yeah, that was really interesting. One of your first statements you made in this podcast was you can’t have sustainability unless you have profitability, correct? And I think that’s really interesting. And like you said, we’ve seen this with, you know, energy world over the last ten years. Essentially return of capital has been I’d say zero is a probably a very good number.

Mike Bradley

It’s probably worse than that. And so the reason I asked that is you’re looking at all these investments in this energy transition world, and it seems like they’re going down the same path as well as like the technology will be there, the subsidies will be there. You know, we’re going to keep growing. It just feels from my standpoint, like you said, that there’s a lot of barriers.

Mike Bradley

I mean, just getting stuff, you know, the minerals there is permeating issues that seem to get, you know, pop up every day. And now I hear you guys talking about, well, we need to make it green, this stuff, as opposed to we just need as much as the mineral as possible, but we need it to be green. I like what you’re doing.

Mike Bradley

But do you think is that another layer in in the energy transition where we’re sitting here going, we actually need all that mineral, but it’s not green, so we’re not going to do that. And ultimately what that means is you don’t have enough and prices are even more expensive. How do you think that plays out?

John Dowd

I think it’s I think it’s an all hands on deck situation. I think we need massive amounts of investment across energy, new energy, old energy across the board. And, you know, every company that you can mention is 100% focused on reducing costs and doing it in an environmentally responsible manner. This is not this is not new that oil companies are saying this, but the progress continues and that’s a positive.

John Dowd

I don’t you know, I think I think it’s going to be very difficult to do this if we are reliant on one technology or one resource. This is a this took 100 years to transition into the situation we’re in. It’s not going to change overnight. But a journey of a thousand miles starts with a single step. So you start you go.

John Dowd

When I look at, you know, you’ve got a pellet of uranium here on the table that makes sense to me, right? That that is you know, I do not think we have solved from a societal point of view, the ability to power a town with wind and solar alone. We don’t have the storage capacity. We don’t have the technology.

John Dowd

We do need other solutions. We’re working on it.

Mike Bradley

What’s also interesting to me is when you started this journey with the spark, I mean, when you’re in a whole different energy world, right, say, two years ago than where we are now, I mean, how have things changed? How has your outlook changed on this, the energy transition? What type of investors are you running into, both public and private?

Mike Bradley

You know, what’s different, What’s compare and contrast?

John Dowd

Maybe so. I think it’s very similar to when we were looking for a company. The world hates SPACs, but it just does. And I don’t really get that. I think SPACs are just another way of competing with an IPO. I think it’s ironically, it’s if you invest in a SPAC day one, it’s a risk free rate of return until they announce a deal.

John Dowd

Right. Like it’s literally you take your money, you the company, you give it to the company. They put it all in this trust that’s invested in T-bills. It’s literally a risk free rate of return. And when we were IPO and we had to pay $0.20 extra, we had to pay 2% extra for to give people the right to get a risk free return.

John Dowd

So I think it’s an interesting structure. Right. And then we were out there looking for companies to merge with and take public and everybody’s like, oh, that’s going to be so difficult. And I’m thinking to myself, there’s a shortage of everything I’ve ever studied, right? There’s a shortage. So my background, you know, my background, I studied oil.

John Dowd

There was a shortage of oil studying natural gas. Until recently, there was a shortage of natural gas, oil, service equipment, rigs, coal, copper, nickel, lithium, um, solar panels, wind turbines right there. There’s been a shortage of absolutely everything in energy for the better part of two years. Partially, it’s cyclical. Partially it is. The energy industry has earned such low returns for so long that investors are fed up and they just want the money back.

John Dowd

Part of it is demand is doing great. I was looking at the IEA and they’re calling for 2 million barrels a day of demand growth this year. Now, personal opinion, if we’re going into a recession, that’s going to look wildly optimistic. But nonetheless, 2 million is a solid demand growth number. So there’s been solid demand growth combined with lack of investment, and it’s causing material shortages across the world.

John Dowd

That’s my environment. So I kind of had the approach of if I can’t, if I can’t find a company when there’s a shortage, when there’s a clear need for capital, everybody will agree we need more solar panels, we need more wind turbines, we need more clean storage solutions, we need more electric vehicles. Everybody agrees on that. And Wall Street has funded a big part of it.

John Dowd

I’ve been surprised at the enthusiasm by the auto companies for this project. For the auto companies, this isn’t theory, right? For the auto companies, they have promised society transition over. Call it the next decade to be even. So I’m an auto analyst told me that that investment into next generation internal combustion engine technology is basically stopped. That’s a profound statement.

John Dowd

Right? That means we are going to it is the die is cast. We have started this trend. We are going for it. Where are we going to get all the clean metals? It is not clear. We need a lot more technology investment. We need we need a lot more exploration. When we were due diligence, seeing this project on site, representatives of the battery purchasing group were on site visiting at the same time and they gave us their thoughts on battery metals markets.

John Dowd

And what they told us is they can they can consume all the nickel they want from Indonesia and Indonesia’s growing supply of nickel handily. But if they do that, they use up their entire CO2 budget per car. And I had absolutely no idea that these companies were tracking it. I, I think it’s great that they’re tracking it, but it’s very difficult.

John Dowd

We don’t see every day a report saying this is the CO2 footprint of a battery. We don’t see that because the difference between clean nickel and dirty nickel is ten times. So it’s not just how you make the battery, it’s what metals are going to making the battery. And I think that’s why you’re seeing the vertical integration from the auto companies to the battery companies to the mining industry, the direct investment, because they need to know what is the CO2 footprint.

John Dowd

The product is no longer a car, the product is transportation in an environmentally sound way. They are all completely rejiggering their business models in order to supply that. So I think there’s you know, you ask me what’s changed. We are still massively short capital in this space, massively short. And that, you know, that keeps me focused. I’m much I used to be looking at every oil inventory report and every natural gas inventory report.

John Dowd

And when the rig count came out and so how do you transition to finding a company and getting the company going? What do you have to believe? It doesn’t honestly matter to me whether the world goes into a recession over the next year or two. But that’s not the bet we’re making. That’s not the investment case. The investment case behind this isn’t that there’s going to be a shortage of nickel in two years.

John Dowd

The investment cases the world needs with this company offers the world needs clean nickel. The world needs a technology that will reduce the world’s reliance on smelting and produce more, more environmentally friendly metals. Also, the world needs that to achieve its goal. So when I’m looking at this as a stock, I like it as a stock right on my numbers.

John Dowd

BHP investment was about 30% of Kabanga. They have the right to go to 70% of they have the right to go to 60% ownership at 70%. Maybe once the feasibility study is done, which should be in about in about a year. So we have a clear line of catalysts first increase now infill drill exploration drill, increase the size of the mine so that you can accelerate the cash flow sooner.

John Dowd

There’s a whole lot of work to be done over the next year getting that feasibility study done. But if all goes well, BHP comes into this project in a year, takes over operating control. That is a de-risking event in and of itself injects a massive amount of cash flow into the project, bringing it closer to being fully funded.

John Dowd

You know, this is what I’m trying to what I like about this is all idiosyncratic risk. This is not a bet on the global economy and interest rates and what’s going on. This is can this team, with the help of BHP, execute on this project? And I’m willing to make that.

Todd Scruggs

Yeah, no, John, this has been super interesting and thanks so much for joining us today. I’m curious about you, the evolution of how you found this? And Maynard asked about this a bit earlier, but you mentioned, you know, you started off thinking, well, maybe it’s wind turbines and you look at 70 companies and you’ve been on for like what made you sort of zero in on this kind of opportunity relative to the whole world of things that we’re short right now?

Todd Scruggs

I mean, I thought that was kind of interesting. And then sort of along the same lines is why do you think, you know, somebody like you and the SPAC entity was able to take advantage of this, But you have all these strategics that are doing all these extraction based activities. They did, you know what I mean? So it’s like, how do you find it?

Todd Scruggs

And then what do you think drives the fact that your bucket of capital is sort of the winner and owner here, versus these strategics who are kind of doing this stuff every day.

John Dowd

So we found it. You know, one of my colleagues is Govind Freeland. He grew up in the mining industry there. There are there’s only one person, I think, who’s in the Canadian Mining Hall of Fame in the US mining Hall of Fame, and that’s Robert Friedland. That’s governor that right. So Govind has spent his career. He graduated from Colorado School of Mines.

John Dowd

He has been working with his father his entire life. He basically grew up mining. This is his background. So he pointed this project out to us. He pointed this company out to us and he helped us due diligence it and get up to speed on it. I mentioned the assets, the attributes I liked. I like the hard asset valuation support of the mine in the rock with the technology upside.

John Dowd

As a kicker, I think the current valuation is largely supported by the resource in the ground and I think over time there’s ample opportunity to take that technology, deploy and deploy it elsewhere, whether it be on the mining processing side or on the recycling side of auto catalytic converters, whatever. I think that’s the long term story of the company.

John Dowd

The name Lifezone, Lifezone Metals. It comes from the seat, the chairman’s vision of what this is all about. And he is very sincere that the whole point is to clean up the Lifezone. We have one Lifezone that we live in and this is [it] but I think it’s beautiful that that’s where it’s coming from.

John Dowd

Why do they want to do business with us? People have asked the company, Why didn’t they just sell it to BHP? And I think they don’t didn’t want to sell at such a low valuation. It makes more sense for them to list publicly and be paid in shares and then benefit as those shares appreciate in value to fundamentally, I think the going public versus selling, I don’t think they want to sell.

John Dowd

I think they have a tremendous amount of opportunity. I think they see the runway on this asset. I think they have confidence in the asset and the technology. And if I’m on my number, as I said before, I think this BHP came in at about 30% of Kabanga. There’s no reason for the existing owners to sell at 30% anything.

John Dowd

There’s also no reason for a big strategic to buy today at 100% of NAV. Not there yet needs to get built. It needs to get funded. There’s a whole lot of steps between 30 and 100 and I think they’ll get there. But that’s the investment case for it. I do think there’s a role for SPACs.

John Dowd

You know, typically for an IPO, the amount of due diligence, the amount of time that Wall Street has to do for due diligence on an IPO feels like a week. That may not be right, but it you know, I was on the buy side for 14 years and the number of times that we would get a call that said this company is going public Tuesday.

John Dowd

Do you want to in was frequent right this long duration of we announced the deal December we are meeting with investors on an ongoing basis to share with them the research that how we’re looking at it what we think of the company introduce the management team. I think it’s actually a better way to take a company public.

John Dowd

Now, SPACs, do not have a good reputation. I will be the first to admit that. And when I started this process, my mom was like, Oh, John, So imagine a 92 year old woman and in Massachusetts and she’s like, John SPACs are so dangerous. You know, she’s gotten the Wall Street Journal every day. My dad was a doctor, so he like to invest in stocks.

John Dowd

So we’ve always had a subscription to The Wall Street Journal, and my mom was still reading it. She’s like, SPACs are dangerous. Are you sure you know what you’re doing? But there’s nothing fundamentally different once it’s publicly traded, it’s publicly traded. We’re just helping the company meet investors. We’re helping due diligence. It we’re putting our reputations on the line.

John Dowd

We’re putting our capital on the line. I think it’s a reasonable structure. I think it but that, you know, this is a situation where so much of the so much education needs to take place. Not everybody in the investment there aren’t 20 other nickel companies on the New York Stock Exchange. Right. There aren’t any nickel companies in the S&P 500.

John Dowd

I think we’re going to be the only New York Stock Exchange listed nickel company. So, you know, money management chops. We’ll have a mining analyst. How much time all of this spent on nickel? Not that much. Does the generalist investor know the difference between nickel sulfide and nickel laterite and why it matters? No. So the benefit of the SPAC is actually the long period of having announced the deal.

John Dowd

Investors can look at the transaction judgment on their own and decide whether they want to participate. You know, my best guesses, we go public sometime in June, so it’s several months, let’s call it six months of time that the investor community has time to do research, due diligence, interview management. If they want to go visit the management team, they can do that.

John Dowd

It’s I think it’s a fairly responsible way to go public SPACs have had a bad name because things, I think, because things got too frothy. So two years ago when we were meeting with companies, it was a very different environment. Wasn’t quite two years a year and a half ago. And we’re, you know, a year ago and we were meeting with companies.

John Dowd

It was still very frothy. It was past the peak and SPACs, but you’d meet with a private company and they’d tell you, we want to go public at five times. Last private market transaction, last private market valuation, and ask the value investor that I am. Why? Why are you worth five times more than you were in a private round that you closed six months ago?

John Dowd

And one of the investors literally told me because you’re a SPAC and you overpay, okay, meeting over. We move on again. We met 70 companies. We didn’t do deals with 70 companies, but a year ago there was this idea, you know, there was this desire by companies who were going public via SPAC to top tick the market. I think that’s the worst thing an IPO could ever do.

John Dowd

Having your peak stock price be on your day of your IPO means every one of the new investors that you brought into your opening, these new partners that you brought in to fund you and have invested with you are mad at you means every 25 year old hedge fund manager feels perfectly entitled to call you up and tell you how to run your business, that you’ve spent 30 or 40 years thinking about in this industry.

John Dowd

Right? These aren’t people who have never done this right. These are people. Keith Liddell, the chairman. This is the ninth or 10th mine he’s worked on. This has been his career. If they speak out on the first day, everybody’s going to feel perfectly entitled to just it changes the tenor of the meeting. I, I don’t think the stock price is everything, but I do think the last thing that people look at before they go into a meeting with the company is the stock chart.

John Dowd

It sets the tone for the meeting. So what do we want? What’s success look like? We are we are bringing this public at last private market valuation, not five times. We have one of the world’s largest mining companies as a partner in this project with already invested 90 into the project and 10 million into the technology. And we have a clear path to valuation improving as the project progresses through its life and becomes closer to production.

Maynard Holt

I thought that was awesome. John, Thank you for all that. I guess one thing I was thinking about as you went through it and there are some pages in your presentation that the that you’ve shown the public around valuation and how to think through it. And what are some of the things that might happen? The one thing I was curious about when you went talked about a SPAC versus an IPO is in this draws again on your extensive history is the in an IPO you have this built in sell side dynamic where the underwriters are going to cover it and so on and so forth.

Maynard Holt

How do you see it? And you mentioned there are tons of nickel companies on the NYSE. How do you think about research coverage and just visibility on the stock and why the sell side really matters or doesn’t what?

John Dowd

So I think the sell side really matters. I think it’s critical to get that visibility. I think there’s a thirst for it.

Maynard Holt

We didn’t want to have a unique story. People will be drawn to it basically.

John Dowd

You know, we didn’t want to be the fifth nickel company listed on the New York Stock Exchange. We were meeting before we closed this transaction. We met with investors, you know, friends and just ask them how they think about battery metals and the but the answer I heard was that there’s a group of people out there who fully understand the shortages in environmentally responsibly produced battery metals.

John Dowd

They’re there. They get it. There is not enough market cap on Wall Street or enough liquidity on Wall Street for a reasonable sales size fund to express a view today. Not that you can there’s enough lithium in terms of market cap and liquidity, but There are not enough nickel companies out there. If you wanted to express a view on nickel as an investor, it is not really feasible.

Maynard Holt

I was thinking also, as you guys were having those exchanges. Another thing that’s quite interesting is, you know, you just listen to sometimes the EV or electric debate, right? And one side can say, you know, if you mine your minerals, just not in a green way, and then you produce your car, not in a green way. And then if you power it with the local coal plant and then dispose of the batteries in a way that’s not there’s a scenario where you look at this and say, I would much rather have an ice vehicle right.

Maynard Holt

But you’re pointing out there’s obviously a much different scenario, which is I produce my minerals in a green way. I make my car in a green way, I plug it in and I’m running on the local nuclear plant, and then I use hydrogen technology to recycle my batteries. That’s a very different animal. And I think what we all wonder about is how does EV policy change depending on what you think is happening?

Maynard Holt

Because if you think the former is happening, you say, wow, why are we doing all of this? But if you think the latter is happening, you say that that’s definitely what does that make sense? Because they’re very different.

John Dowd

They’re very different.

Maynard Holt

Activities. Yeah.

John Dowd

You know, my observation is that the auto industry, the Western auto industry is moving as quickly as possible to that. The latter solution of Europe battery passport put the CO2 emitted in construction of the battery on the side of the car. When you’re selling it, it’s part of the selling.

Maynard Holt

So it’s on the sticker. It will like the -25.

John Dowd

Will be on the sticker.

Maynard Holt

Okay.

John Dowd

I don’t think the US goes there yet because the US does not have The US companies do not, in my view, do not have a solution yet we can’t regulate something that not that is implausible. And right now there is not enough environmentally responsibly produced metal to have the entire Western auto industry produce 100% of use. We’re not there.

John Dowd

We need to build this industry. We need to improve the technologies. But that’s the that’s the journey we’re on.

Maynard Holt

So you mentioned the IRA and the IRA is this, you know, huge force now in the energy transition world and how you just mentioned the DOE and State. We’re thinking about the effects of because they would love to see green metal mining going on and particularly in places that are geopolitically sensitive where, hey, they come to the western side, so to speak.

Maynard Holt

But what would you tell us about how the IRA? Are they going to find ways to basically.

John Dowd

I think they’re going to find ways.

Maynard Holt

Which will encourage metals in methods and in places like yours.

John Dowd

I do. I believe that. I think they’re working on it. I think it will take time. But I think they’re working on it and they understand that it’s going to be very difficult to create all of the supply chain in the United States, but it’s definitely just as good to diversify your supply chain globally.

Maynard Holt

And you have a this is unfair because you’re it’s early, but when you think about five, ten years from now and what your company might look like, like how do you think it develops? Does it do more mines in other places? Does it, you know, expand into the value chain in a different direction? Like what? What does the company look like out over the horizon?

John Dowd

I think there’s the like fundamentally, this technology is enabling development of a stranded resource. I think there’s more opportunities for that. I think there’s more and there’s been there have been in the deck, I think something like 25 different mining companies, existing mining companies have tested their concentrate to see the efficacy of their resource with this technology. And I think that’s encouraging.

John Dowd

So I can definitely see this technology being leased out to different mines around the world or using this technology to actually buy and control mines around the world.

Maynard Holt

And do you I we really haven’t dwelt enough on the hydrogen technology. Would you mind just given that the quick summary of that and why it’s so impactful?

John Dowd

Sure. I think of it as a not a chemical. I’m not a chemistry Ph.D.

Maynard Holt

So not everyone is either.

John Dowd

With kid gloves. We have to make Adams who is the chief technology officer at Lifezone, has two PhDs in chemistry and was associate editor of the Hydro Journal. So he has the proper credentials and he could he’s if he watches this, he will probably mock me. If we’re smelting, we’re basically baking at 600 degrees Celsius to burn off everything.

John Dowd

That’s not metal. I think of over COVID. I got very into cooking. So if I’m doing a pot roast in the oven, three, 4 hours, 250 degrees, it’s a lot of energy going into that pot roast. If I put the same thing into a pressure cooker, it’s a half hour under pressure. We can have a lower temperature quicker, quicker conversion.

John Dowd

Essentially that’s what we’re doing. There are three steps in the processing. All three of the steps have been used in industry at scale. First is pressure oxidation where you are. That’s the pressure cooker. It’s cooking the concentrate under pressure at about 200 degrees Celsius, injecting oxygen so that with the salt we create an acid. And this is technology that’s been used in the gold processing industry for decades.

John Dowd

Tried and true. It sounds crazy to me, right? The idea of cooking something in acid under pressure. And the first time the industry tried it, these things would fall apart, the welds would leak. They had problems with the metallurgy, but the industry has progressed where now it’s commercialized and state of the art in the gold processing industry.

John Dowd

And then downstream from that we’re just separating and electrode widening, which is whatever happens [to], basically every nickel refinery out there. So it’s taking steps that have been used elsewhere in the industry and bringing them together. I think of it as analogous to oil sands, where the breakthrough in oil sands was taking technology that was tried and true in the refining industry and applying it to a slightly different resource.

Maynard Holt

So I think one impression we have and you’re now part of the mining industry or one question we have is just all of these mining companies globally, how much new technology is being used, how much technology is being brought into the business? Because in some ways it seems like an industry that has gotten less capital, less investor focus, and therefore is now under a lot of strain to try to.

Maynard Holt

But we just we’re not experienced enough in it to really have a view. What’s your impression of the mining industry overall?

John Dowd

So I think the mining industry is similar to the oil industry 15 years ago. You know, 15 years ago the oil industry hadn’t seen massive amounts of new R&D going into it. Right? Broadly speaking, we had energy shortages in the seventies and that led to innovation in wind, solar, oil, natural gas. And then we had 20 years of glut and there was no investment into the industry until we ran out.

John Dowd

And then we got short and we saw all this investment go into shale and it was transformative. I think the mining industry is sort of there today. It’s lived through this very long era of oversupply and it’s that [it] is at its tail. So you’re seeing, you’re seeing virtually every mining company [out] there of size move towards reinventing themselves to be more socially responsible, more environmentally responsible.

John Dowd

It is lost on nobody that the way mines were developed 30 years ago is not acceptable today. And there are some great examples of companies that have done just an awesome job of producing in anywhere in the world in an environmentally responsible manner. And I think that’s what’s encouraging everybody is, you know, you listen to Robert Friedland and his tagline is, you know, we want to reinvent how we do mining, and that is, you know, he is a spokesperson for the industry.

John Dowd

He is a visionary. And he has executed second to none.

Mike Bradley

That last point you made, John, I think the mining industry is going to be extremely important. I mean, I think as a percent of the S&P, it’s, Jesus, probably even less than the, you know, the oil industry. And it seems like if we really want to go to this transition, it’s going to have to be triple or quadruple the size.

Mike Bradley

I mean, how do you view that and where’s that capital going to come from? Because I feel like oil and gas companies, people like Exxon can win. Chevron can’t win because they’re the problem. And it almost feels like the mining companies, that they’re going to be the winners. But it’s like they can’t win either because they’re the province and you see this kind of playing out them.

Mike Bradley

And how do you see investors really kind of funneling capital to them over time?

John Dowd

Well, I think you’re seeing investors funnel capital there today, right? Like you’re definitely seeing Robert Friedland listed. Ivanhoe Electric, a year ago. It’s up significantly since its IPO. You’re seeing people appreciate the need you’re seeing I mean the if public market investors don’t do it the auto industry will. So next week is the Bank of America conference in south of Miami.

John Dowd

Virtually every auto company of size is there. So you’re seeing you know, the industry is going to allocate money there because the auto companies need clean solutions for their supply chain. If the investor community isn’t there, it’s okay. The industry is going that way.

Maynard Holt

So, John, that conference, can I just ask you, it sounds fascinating. I know there’s like a couple of really big mining conferences. This is one of them. I had a friend tell me a couple of years ago that it’s just, you know, it’s you can feel that like the Chinese have run around the world trying to grab every transition mineral resource they can find.

Maynard Holt

Is it true or what’s going on? How is the competition with China going, do you think, in this area?

John Dowd

Look, China has is ahead of us by a decade in terms of securing the supply chain for clean energy and future technologies and minerals and minerals processing. They absolutely are.

Maynard Holt

Project they have tried to be a buyer. So you have the same thing with, you know, the seller wanted exposure. Yeah, upside exposure.

John Dowd

So that’s a that’s a challenge. My, my. You remember Jim Merchant, right? My old boss here, He would always tell me, look, never bet against engineers. They’re smarter than us. And I think that’s 100% true, Right? So I’m not going to bet against the entrepreneurial spirit of the United States ever. There’s a lot of talent. The, you know, the process I went through of meeting these 70 different companies, all with solutions to climate change, was invigorating, was optimistic, was enthralling.

John Dowd

And I think, you know, not all of them are big enough to be public companies, but we’re across the street. We’re in the same building as we speak right now, lots of entrepreneurs who are trying to solve this problem. So I’m not betting against that group.

Maynard Holt

Well, you’ve been most [generous] with your time. It’s been so fun. Every time we talked. It’s fun. It always was. Now it’s even more fun. Any last thoughts on -- we always love to ask John what does this whole thing look like in ten years? Now? You don’t have to answer for your company. But if we’re sitting here in ten years talking about, you know, energy, need shortages, supply chains, what kind of conversation do you think we’re having in years on all this?

John Dowd

I think we’re going to be surprised. I’m an optimist. I think we’re going to be surprised ten years from now on how much progress we’ve made. I, I think I mentioned this before, but there was a feasibility study done on this project a decade ago. And in this feasibility study, for one of the highest, largest grade nickel deposits in the world, they didn’t use the word electric vehicle.

John Dowd

That’s the past decade. I see no reason why the next decade wouldn’t be as transformative.

Maynard Holt

Well, it’s a great place to end. John, thank you so much. Pleasure. Can’t wait to stay in touch and keep watching. Thanks to all of you. You know, we look forward to doing more things around mining and transition minerals going forward because we all know it’s important. Thanks so much.